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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-42567~~ 8-42531

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) **AND ENDING** 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Chicago Securities Group, ~~LLC~~

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 S. LaSalle Street Suite 901
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristine Ross (312) 786-5450
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 3-18-02

 Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James B. Johnson, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Chicago Securities Group, L.P., as of December 31, 2001, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

22nd day of February 2002



James B. Johnson
President, Market Square Securities, Inc.
General Partner

Title



Notary Public


OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Chicago Securities Group and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2001

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934


AM&G
CHECKERS
SM

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Chicago Securities Group and Subsidiaries
Table of Contents
December 31, 2001



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Partners of
Chicago Securities Group and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Chicago Securities Group and Subsidiaries as of December 31, 2001 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Chicago Securities Group and Subsidiaries as of December 31, 2001 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
January 31, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Chicago Securities Group and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2001

Assets

Cash	$ 455,049
Receivable from broker-dealers and clearing organizations	4,527,271
Deposit with clearing organizations	252,000
Securities owned	1,992,422
Exchange memberships, at cost (market value of $1,320,000)	1,473,950
Goodwill, net of accumulated amortization of $945,730	1,610,039
Other assets	169,894
Total assets	$ 10,480,625

Liabilities and Partners' Capital

Liabilities	
Bank loan	$ 1,102,000
Payable to broker-dealers and clearing organization	239,302
Securities sold, not yet purchased	824,115
Accounts payable and accrued expenses	1,202,643
Total	3,368,060
Liabilities subordinated to claims of general creditors	918,383
Partners' capital	7,436,417
Less advances to partner	1,242,235
Net	6,194,182
Total liabilities and partners' capital	$ 10,480,625

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Basis of Consolidation—The consolidated financial statements include Chicago Securities Group (the "Parent"), an Illinois limited partnership, and its wholly owned subsidiary, Quick Stock LLC (the "Subsidiary"). All significant intercompany transactions and balances have been eliminated in consolidation. The Parent's income or loss is allocated to the partners based on ownership percentages set forth in the partnership agreement.

Nature of Operations—Chicago Securities Group is a Chicago Stock Exchange specialist. A specialist provides for a fair and orderly market for securities in which it is authorized to trade. Quick Stock LLC is a fully disclosed introducing broker-dealer.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Recognition—Securities transactions and the related commission revenue and expenses are recorded on trade date.

Securities Owned and Securities Sold, Not Yet Purchased—Securities owned and securities sold, not yet purchased, consisting primarily of equity securities, are carried at market value.

Goodwill—Goodwill represents the excess of costs over net assets of an acquired trading partnership and acquired specialist businesses on the floor of the Chicago Stock Exchange. These costs are being amortized on a straight-line basis over their estimated useful lives, ranging from 10 to 15 years. Beginning January 1, 2002, amortization of goodwill will cease pursuant to a new accounting standard pronouncement and, instead, goodwill will be tested annually to identify potential goodwill impairment. If found to be impaired, an impairment loss will be recognized to reduce goodwill to its implied fair value.

Income Taxes—No provision for income taxes is reflected in the financial statements as the Partnership's income is includable in the partners' individual income tax returns.

Note 2 Bank Loans

Bank loans represent outstanding borrowings under a $4,000,000 revolving credit line with a financial institution. Borrowings are fully collateralized with securities owned. The value of the collateral at December 31, 2001 was $2,072,142. In addition, the general partner of a limited partner of the Company has guaranteed all borrowings under the revolving credit line.

Note 3 Liabilities Subordinated to Claims of General Creditors

The Company has liabilities subordinated to claims of general creditors as follows:

Due October 22, 2002	
Zero stated interest	$ 1,000,000
Less imputed interest at effective rate of 10.5%	(81,617)
	$ 918,383

Note 4 Advances to Partner

Advances represent amounts due from the general partner of one of the Company's limited partners, and bear interest at 5.5 percent.

Note 5 Lease Commitments

The Company conducts its operations from office space under an operating lease that expires in April 2005.

Future annual minimum lease commitments are:

2002	$ 39,730
2003	40,918
2004	42,136
2005	14,183
	$ 136,967

Note 6 Financial Instruments

With the exception of exchange memberships and goodwill, substantially all of the Company's assets and liabilities are considered financial instruments, and are either already reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

In connection with its specialist activities, the Company enters into transactions in a variety of securities. These financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Note 6 Financial Instruments, *Continued*

Market Risk—The Company has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2001, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

In addition, exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to mitigate market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges.

Concentration of Credit Risk—The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 7 Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum net capital equal to the greater of $250,000 or 6-2/3 percent of "aggregate indebtedness," as those terms are defined.

Adjusted net capital and aggregate indebtedness change from day to day, but at December 31, 2001, the Company had net capital and net capital requirements of approximately $3,182,356 and $250,000, respectively. The net capital rule may effectively restrict partner withdrawals and distributions and may suspend the payment of subordinated borrowings to the Company's lenders.